UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

QIWI plc
(Name of Issuer)

American Depositary Shares, each representing one Class B Ordinary Share, having a nominal value of €0.0005 per share
(Title of Class of Securities)

74735M108
(CUSIP Number)

Tatiana Kyriakidou
Griva Digeni, 105, 1st floor, Flat/Office 102A & 102C, 3101, Limassol, Cyprus.
+357 25 0281 52
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 20, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Otkritie Investments Cyprus Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Republic of Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
142,201

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
142,201

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
142,201

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.32%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Based on 45,080,461 Class B ordinary shares outstanding as of December 31, 2016, as disclosed by QIWI in its Annual Report on Form 20-F filed on March 22, 2017. The 142,201 Class B ordinary shares referred to above represent approximately 0.23% of the total outstanding share capital of the Issuer, based on 60,597,034 Class A and Class B ordinary shares outstanding as of December 31, 2016, as disclosed by QIWI in its Annual Report on Form 20-F filed on March 22, 2017.

Explanatory Note:

This Amendment No. 2 to Schedule 13D (the “Amendment”) is filed by Otkritie Investments Cyprus Limited (“OICL”) to amend the Schedule 13D related to the Class B ordinary shares (“Class B Shares”) of QIWI plc (“QIWI”) previously filed by OICL with the Securities and Exchange Commission on November 6, 2017, previously amended by Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed on December 4, 2017 (as so amended, the “Schedule 13D”). This Amendment is filed to disclose the items contained herein.  This Amendment No. 2 is the final amendment to the Schedule 13D and is an exit filing.

Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D.  Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

As a result of the transaction described herein, OICL currently beneficially owns 142,201 ADSs representing Class B Shares, which represents less than 5% of Class B Shares outstanding, based on 45,080,461 Class B Shares outstanding as of March 17, 2017, as disclosed by QIWI in its Annual Report on Form 20-F filed on March 22, 2017.  The filing of this Amendment No. 2 represents the final amendment to the Schedule 13D and constitutes an exit filing for OICL.

Item 5.	Interest in Securities of the Issuer.

(a)	See Exhibit A hereto, which is incorporated herein by reference.

(b)	See Exhibit A hereto, which is incorporated herein by reference.

(c)	On December 20, 2017, OICL disposed of 9,652,297 QIWI ADSs at a price of 799.53 Roubles pursuant to an over-the-counter equity repurchase transaction.

(d)	Not applicable.

(e)	December 20, 2017

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  January 25, 2018
OTKRITIE INVESTMENTS CYPRUS LIMITED

By:	/s/ Tatiana Kyriakidou
Name:	Tatiana Kyriakidou
Title:	Director

SCHEDULE A

Persons other than Individuals:

Name:	Address of Principal Office and Principal Business	Organisation

Elinova Holding Ltd	Griva Digeni, 105, 1st floor, Flat/Office 102B, 3101, Limassol, Cyprus	Cyprus

Otkritie Holding JSC	2/4 Letnikovskaya Street, 115114, Moscow, Russia	Russian Federation

Individuals:

Name:	Title/Principal Occupation or Employment	Citizenship

Maria Pitta	Director of Otkritie Investments Cyprus Limited	Cyprus

Androulla Mantoles	Director of Otkritie Investments Cyprus Limited	Cyprus

Tatiana Kyriakidou	Director of Otkritie Investments Cyprus Limited	Cyprus

Georgios Maimonis	Director of Otkritie Investments Cyprus Limited	Greece

Athanasis Neophytou	Director of Elinova Holding Ltd	Cyprus

Christos Neophytou	Director of Elinova Holding Ltd	Cyprus

Mariia Cherviakova	Director of Elinova Holding Ltd	Russian Federation

Vadim Stanislavovich Belyaev	CEO of Otkritie Holding JSC	Russian Federation

The business address for Vadim Belyaev is Letnikovskaya street, 2, building 4, Moscow, 115114, Russia.

The business address for Maria Pitta, Androulla Mantoles, Tatiana Kyriakidou and Georgios Maimonis is Griva Digeni, 105, 1st floor, Flat/Office 102A & 102C, 3101, Limassol, Cyprus.

The business address for Athanasis Neophytou, Christos Neophytou and Mariia Cherviakova is 105, 1st floor, Flat/Office 102B, 3101, Limassol, Cyprus.

Each individual listed in the table above disclaims beneficial ownership of the Class A and/or B ordinary shares that may be beneficially owned by each of the other entities and individuals listed in this Schedule A and this report shall not be construed as an admission that such persons are the beneficial owner of such securities.

EXHIBIT A

Item 5(a)&(b) – Interest in Securities of the Issuer

		Class B Shares
(a)	Amount Beneficially Owned
	Otkritie Holding JSC	142,201
	Elinova Holdings Ltd.	142,201
	Otkritie Investments Cyprus Limited	142,201

(b)	Percent of class
	Otkritie Holding JSC	0.32%
	Elinova Holdings Ltd.	0.32%
	Otkritie Investments Cyprus Limited	0.32%

(c)	Number of Shares as to which such person has:
	(i) Sole power to vote or to direct the vote:
	Otkritie Holding JSC	0
	Elinova Holdings Ltd.	0
	Otkritie Investments Cyprus Limited	142,201

	(ii) Shared power to vote or to direct the vote:
	Otkritie Holding JSC	142,201
	Elinova Holdings Ltd.	142,201
	Otkritie Investments Cyprus Limited	0

	(iii) Sole power to dispose or to direct the disposition of:
	Otkritie Holding JSC	0
	Elinova Holdings Ltd	0
	Otkritie Investments Cyprus Limited	142,201

	(iv) Shared power to dispose or to direct the disposition of:
	Otkritie Holding JSC	142,201
	Elinova Holdings Ltd	142,201
	Otkritie Investments Cyprus Limited	0

Explanatory Note:

Elinova Holding Ltd may be deemed to beneficially own 100% of the ADSs representing Class B Shares beneficially owned by OICL by virtue of its direct ownership of 100% of the shares in OICL. Elinova Holding Ltd is a direct wholly-owned subsidiary of Otkritie Holding JSC.

Otkritie Holding JSC may be deemed to beneficially own 100% of the ADSs representing Class B Shares beneficially owned by OICL by virtue of its direct ownership of 100% of the shares of Elinova Holding Ltd and indirect ownership of 100% of the shares in OICL. OICL is an indirect, wholly-owned subsidiary of Otkritie Holding JSC.